UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of September 2023
Commission File Number: 001-40850

Exscientia plc
(Translation of registrant’s name into English)

The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statement Form S-8 (File No. 333-260315) of Exscientia plc (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Item 1.01 Entry Into a Material Definitive Agreement

Research Collaboration Agreement

On September 20, 2023, Exscientia AI Ltd., a wholly owned subsidiary of Exscientia plc (together, “Exscientia” or “we”) entered into a Research Collaboration Agreement (the “RCA”) with the Healthcare Business of Merck KGaA, Darmstadt, Germany (“Merck KGaA, Darmstadt, Germany”), pursuant to which we will combine our AI-driven precision drug design and discovery capabilities with the disease expertise in oncology and neuroinflammation, clinical development capabilities and global footprint of Merck KGaA, Darmstadt, Germany to develop targets under the collaboration. Three potential targets have been identified as the initial focus under the RCA.

We will be responsible for leading the design process, as well as translational and early non-clinical studies to discover development candidates based on the initial targets. Upon Merck KGaA, Darmstadt, Germany’s selection of a compound as a development candidate, Merck KGaA, Darmstadt, Germany will be solely responsible for the non-clinical studies and clinical development, manufacturing and commercialisation of such development candidate at its own cost and expense. Under the RCA, Merck KGaA, Darmstadt, Germany has agreed to use commercially reasonable efforts to obtain regulatory approval for at least one product candidate in certain major markets and to commercialise such product if it receives any such regulatory approval.

The research component of the collaboration will be overseen by a joint steering committee comprised of an equal number of representatives from us and from Merck KGaA, Darmstadt, Germany. The collaboration will also have an IP sub-committee comprised of an equal number of patent attorneys from each party that will be the liaison for intellectual property matters that arise in connection with the collaboration.

The RCA allows Merck KGaA, Darmstadt, Germany and us to identify additional targets in oncology and immunology or other mutually agreed disease areas. Should we identify additional targets for the collaboration, we would be responsible for target validation in addition to drug design.

The Collaboration and Financial Terms

Merck KGaA, Darmstadt, Germany will make an upfront cash payment of $20 million to us on signing the RCA, and we are eligible to receive up to $674 million in discovery, development, regulatory and sales-based milestones, if all milestones for all three initial programmes are achieved. Of this amount, up to $113 million is potentially payable on milestones achieved in the discovery phase of development. In addition, we will receive royalty payments ranging from mid-single-digits to low-double-digits on net sales of any products resulting from the initial three targets that are commercialised. If any additional target is identified for the collaboration, we would be eligible to receive additional milestone payments on such target.

 Exclusive Licence and Intellectual Property

Pursuant to the RCA, we granted to Merck KGaA, Darmstadt, Germany a worldwide, exclusive, transferable license (with the right to grant sublicenses through multiple tiers) to the intellectual property that is necessary or reasonably useful for development or commercialisation of the target compounds and resulting products, if any, in order to develop, manufacture, commericalise and sell the target compounds and resulting products, if any. Merck KGaA, Darmstadt, Germany has the right to control the prosecution and maintenance of any patent rights related to intellectual property that is the subject of each programme.

Term and Termination

The RCA will remain in effect from September 20, 2023 until such such date that no milestone payments or royalties are, or may become, payable under the RCA, unless the RCA is terminated earlier in accordance with its terms. The RCA contains standard termination provisions, including termination by either party for material uncured breach or insolvency of the other party, by the Company if Merck KGaA, Darmstadt, Germany breaches certain obligations with respect to regulatory and commercialisation activities, and by Merck KGaA, Darmstadt, Germany for convenience. Certain of these termination rights can be exercised in respect of a given target, or in respect of the RCA as a whole. In certain circumstances, upon termination, we have the right to terminate the licences granted to Merck KGaA, Darmstadt, Germany and to pursue the development and commercialisation of the target compounds and resulting products, if any.

Other Terms

During the term of the RCA, we are subject to exclusivity obligations that limit our ability to conduct research and development or commercialisation activities (whether ourselves or in conjunction with a third party) with respect to the compounds and targets which are within the scope of the RCA.

The RCA contains standard confidentiality provisions and representations and warranties made by each party to the agreement. The parties also provide mutual indemnification under the agreement and the RCA excludes liability of either party for consequential or similar damages, except to the extent prohibited by law.

The above description of certain terms of the RCA does not purport to be complete and is qualified in its entirety by reference to the full text of the RCA, a redacted copy of which Exscientia intends to file as an exhibit to its Form 20-F for the fiscal year ending December 31, 2023.

On September 20, 2023, Exscientia issued a press release announcing the collaboration with Merck KGaA, Darmstadt, Germany, a copy of which is attached to this Form 6-K as Exhibit 99.1. The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the registrant under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated September 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC

Date:	September 20, 2023	By:	/s/ Andrew Hopkins
			Name:	Andrew Hopkins
			Title:	Chief Executive Officer